Exhibit 23

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-65807) of UMB Financial Corporation of our report dated June 25, 2025, with respect to the statement of net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the years ended December 31, 2024 and 2023 and the related notes, and the supplemental information of Schedule of Assets (Held at End of Year) as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of UMB Profit Sharing and 401(k) Savings Plan.

/s/ RubinBrown LLP

Kansas City, Missouri

June 25, 2025